SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                    (Amendment No. 2 - FINAL AMENDMENT)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        AAMES FINANCIAL CORPORATION
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                              (Name of Issuer)


                                Common Stock
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                       (Title of Class of Securities)


                                00253A 10 1
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                               (CUSIP Number)

                          Barry F. Schwartz, Esq.
                      Thirty-Five East Investments LLC
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                                  Copy to:

                            Alan C. Myers, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


                            September 21, 1999
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          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                               (Page 1 of 4)



CUSIP No. 00253A 10 1                    13D          Page 2 of 4 Pages


  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

        Thirty-Five East Investments LLC

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  (   )
                                                                 (b)  (   )

  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS
        AF

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       (   )

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

     NUMBER OF       7.   SOLE VOTING POWER
      SHARES              1,529,365
   BENEFICIALLY
     OWNED BY        8.   SHARED VOTING POWER
       EACH                -0-
     REPORTING
      PERSON         9.   SOLE DISPOSITIVE POWER
       WITH               1,529,365

                     10   SHARED DISPOSITIVE POWER
                           -0-

  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                1,529,365

  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                               (   )

  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.93%

  14.   TYPE OF REPORTING PERSON
        00 (Limited Liability Company)



      This Final Amendment amends and supplements the Statement on Schedule 13D, as amended by Amendment No. 1 thereto (the "Schedule 13D"), filed with the Securities and Exchange Commission by Thirty-Five East Investments LLC, a Delaware limited liability company ("Thirty-Five East") in connection with its ownership of shares of common stock, par value $.001 per share, of Aames Financial Corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.


Item 4.     Purpose of Transaction.

      Item 4 is hereby amended to add the following at the end thereof:

      The purpose of this amendment to the Schedule 13D is to report that, commencing on September 17, 1999 and as of September 21, 1999, the Reporting Person has sold 696,500 shares of Common Stock and no longer will own Common Stock in excess of 5%.

Item 5.     Interest in Securities of the Issuer.

      Item 5 (a)-(b) are hereby amended and restated as follows:

       (a)-(b) Thirty-Five East beneficially owns, and has the sole power to vote and dispose of, 1,529,365 shares of Common Stock, or 4.93% of the Issuer's outstanding Common Stock.


                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment is true, complete and correct.


    Date:   September 21, 1999


                                    THIRTY-FIVE EAST INVESTMENTS LLC


                                    By:  /s/ Glenn P. Dickes
                                         -------------------------------
                                         Name:  Glenn P. Dickes
                                         Title: Vice President